UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 Bacou USA, Inc.
                        ---------------- ---------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    056439102
                                 (CUSIP NUMBER)



Winfield Major                                    with copies to:
Bacou USA, Inc.                                   Timothy B. Goodell, Esq.
10 Thurber Boulevard                              White & Case LLP
Smithfield, RI 02917                              1155 Avenue of the Americas
(401) 233-0333                                    New York, New York 10036
                                                  (212) 819-8200

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 14, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b), for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 056439102
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bacou SA
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|_|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         o
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           France
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY         7     SOLE VOTING POWER
OWNED BY EACH REPORTING                     0
PERSON WITH                         ------- ------------------------------------
                                      8     SHARED VOTING POWER
                                             12,612,600
                                    ------- ------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                             0
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                             12,612,600
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,612,600
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          o71.6%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 056439102
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Engineering Henri Bacou
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|_|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         o
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands Antilles, Curacao
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY         7     SOLE VOTING POWER
OWNED BY EACH REPORTING                      0
PERSON WITH                         ------- ------------------------------------
                         H            8     SHARED VOTING POWER
                                             12,612,600
                                    ------- ------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                             0
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                             12,612,600
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,612,600
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          o71.6%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

                        Individuals who registered on 13D

---------------------------------
 CUSIP No. 056439102
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ms. Jacqueline Maggi Bacou, Mr. Philippe Bacou,
         Mr. Christophe Bacou and Ms. Veronique Mirabel
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|_|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         o
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY         7     SOLE VOTING POWER
OWNED BY EACH REPORTING                     0
PERSON WITH                                 ------- ----------------------------
                                      8     SHARED VOTING POWER
                                             12,612,600
                                    ------- ------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                             0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                             12,612,600
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,612,600
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          o71.6%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         Individual
-------- -----------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock (the "COMMON STOCK") of Bacou USA, Inc., a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 10 Thurber Boulevard, Smithfield, RI 02917.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by Bacou SA, a French societe anonyme, Engineering Henri Bacou, a French societe anonyme, Ms.
Jacqueline Maggi Bacou, Mr. Philippe Bacou, Mr. Christophe Bacou and Ms. Veronique Mirabel (collectively referred to as the "REPORTING PERSONS").

          Bacou SA has the following executive officers and directors: Mr. Philippe Bacou (Chairman of the Board), Mr. Guy Hedouin (General Manager), Mr. Christophe Bacou (General Manager), Mr. Rene Duvert, Mr. Walter Stepan, Mr. Pieter Klaas de Graaf, Mr. Howard Leight. Bacou SA is controlled by Engineering Henri Bacou. Engineering Henri Bacou has the following executive officers and directors: Mr. Philippe Bacou (Chairman of the Board), Ms. Veronique Mirabel (General Manager), Ms. Jacqueline Bacou (General Manager), Mr. Jean-Louis Bacou and Mr. Christophe Bacou.

          The principal offices and principal business descriptions of the Reporting Persons are listed on Schedule 2A attached hereto. Schedule 2A also lists the following information with respect to each executive officer and director and each controlling person indicated in the preceding paragraph: with respect to each corporate person, its name, the place of its organization, its principal business and the address of its principal office and, with respect to each individual person, his or her residence or business address, present principal occupation or employment and address of employer.

          During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule 2A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          This information is not applicable because no shares of the Company are being acquired.

ITEM 4.   PURPOSE OF THE TRANSACTION

          Bacou S. A., a French societe anonyme ("BACOU SA") owns 12,612,600 shares of Common Stock of the Company representing 71.6% of the outstanding Common Stock of the Company. On July 14, 2000, the Company entered into an agreement with Ms. Jacqueline Maggi Bacou, Mr. Philippe Bacou, Mr. Christophe Bacou and Ms. Veronique Mirabel ("BACOU FAMILY MEMBERS") ultimately controlling Bacou SA through their ownership of Engineering Bacou S.A., a French societe anonyme, whereby the Bacou Family Members have agreed that, in connection with a possible sale of Engineering Bacou SA and of Bacou SA, they will not accept any offer for their interests in Bacou SA and Engineering Bacou SA (and thereby for their indirect ownership of the Company's Common Stock) unless such offer also contains an undertaking to offer to purchase the shares of Common Stock of the Company not owned by Bacou SA on substantially similar terms. The Bacou Family Members and the Company have each retained an investment bank to explore strategic alternatives to enhance shareholder value, which may include a sale of Engineering Bacou SA and Bacou SA which may result in a change of control of the Company. In addition, pursuant to an agreement (the "SHARE OPTION PURCHASE AGREEMENT") dated July 8, 2000, certain entities, including entities controlled, directly or indirectly, by one or more Bacou Family Members, received an irrevocable option to purchase all of the shares of Bacou SA owned on such date by Mevra Beeheer BV, an entity controlled by the Vandeputte family, representing 38.08% of all outstanding shares of Bacou SA.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY

          (a) Reference is made to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of Common Stock that may be beneficially owned by such Reporting Person and (ii) the percentage of outstanding Common Stock that may be beneficially owned by such Reporting Person, in each case as of the date of this filing.

          (b) Reference is made to the applicable cover page for each Reporting Person for information concerning beneficial ownership of shares of Common Stock as to which such Reporting Person has sole power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition, in each case as of the date of this filing.

          (c) Except as indicated in Item 4 above, during the past sixty days, none of the Reporting Persons acquired or disposed of beneficial ownership of Common Stock.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          See Item 4 above.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

          Exhibit A -   Agreement,  dated  as of  July  8,  2000,  by and  among
                        Protection   Participation,    Hobar   Corporation   NV,
                        Sauvagarde   LLC,   Mevra   Beheer  BV  and   Vandeputte
                        International BV.

          Exhibit B -   Agreement,  dated July 14, 2000,  among Jacqueline Maggi
                        Bacou,  Philippe  Bacou,   Christophe  Bacou,  Veronique
                        Mirabel and Bacou USA, Inc.

          Exhibit C -   Agreement,  dated July 25, 2000,  among Jacqueline Maggi
                        Bacou,  Philippe  Bacou,   Christophe  Bacou,  Veronique
                        Mirabel, Engineering Bacou SA and Bacou SA.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2000                        BACOU SA


                                             By: /s/ Philippe Bacou
                                                --------------------------------
                                                Name:  Philippe Bacou
                                                Title: Chairman of the Board

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2000                       ENGINEERING HENRI BACOU


                                            By: /s/ Philippe Bacou
                                               ---------------------------------
                                               Name:  Philippe Bacou
                                               Title: Chairman of the Board

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2000


JACQUELINE MAGGI BACOU                         VERONIQUE MIRABEL


/s/ Jacqueline Maggi Bacou                     /s/ Veronique Mirabel
-------------------------                      -----------------------


PHILIPPE BACOU

/s/ Philippe Bacou
------------------------


CHRISTOPHE BACOU

/s/ Christophe Bacou
------------------------

                                                                     SCHEDULE 2A

                              CORPORATE INFORMATION


Name                               Principal Office Address              Principal Business Description
----                               ------------------------              ------------------------------
Bacou SA                           168, avenue des Aureats               Safety products
                                   26000 Valence
Engineering Henri Bacou            168, avenue des Aureats               Holding
                                   26000 Valence


                             INDIVIDUAL INFORMATION


Name and Citizenship                    Residential or Business Address     Principal Occupation or Employment and Name and
--------------------                    -------------------------------     -----------------------------------------------
                                                                            Address of Employer
                                                                            -------------------
Ms. Jacqueline Maggi Bacou (French)     23, rue des Devezes                 General Manager of Engineering Henri Bacou
                                        34740 Vendargues
Mr. Philippe Bacou                      6, rue des Chaudrons                Chairman of the boards of Engineering Henri
(French)                                60810 Montepilloy                   Bacou and Bacou SA
Mr. Christophe Bacou                    38, route de Senlis                 General Manager of Bacou SA
(French)                                60520 Thiers sur Theve
Ms. Veronique Mirabel                   23, rue Devezes                     General Manager of Engineering Henri Bacou SA
French                                  34740 Vendargues

Mr. Jean-Louis Bacou                    11700 Capendu
(French)

Mr. Guy Hedouin                         29, rue Gabriel Peri                General Manager of Bacou SA
(French)                                02100 Saint Quentin

Mr. Rene Duvert                         90, rue d'Assas
(French)                                75006 Paris

Mr. Walter Stepan                       215 Old River Road
(German)                                R.I. 02865 Lincoln (USA)

Mr. Howard Leight                       6000 Cavalleri Road
(French)                                Malibu
                                        90265 California (USA)
Mr. Pieter de Graaf                     Agnes Bartoutslaan 13
(Netherlands)                           3342 G.E.H.I. Ambacht
                                        Netherlands